February 2015 Pricing Sheet dated February 27, 2015 relating to Preliminary Terms No. 153 dated February 12, 2015 Registration Statement No. 333-200365 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Contingent Income Auto-Callable Step-Up Securities Based on the Performance of the S&P 500® Index due March 4, 2030, With 5-Year Initial Non-Call Period
With Coupon Payments and the Payment at Maturity Subject to the Performance of the S&P 500® Index
Principal at Risk Securities
PRICING TERMS – FEBRUARY 27, 2015
Issuer:	Morgan Stanley
Underlying index:	S&P 500® Index
Aggregate principal amount:	$7,436,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	February 27, 2015
Original issue date:	March 4, 2015 (3 business days after the pricing date)
Maturity date:	March 4, 2030
Early redemption:
The securities are not subject to automatic early redemption until the fifth anniversary of the original issue date. Following this initial 5-year non-call period, if, on any redemption determination date, beginning on the third scheduled business day preceding March 4, 2020, the index closing value is greater than or equal to the initial index value, the securities will be automatically redeemed for an early redemption payment on the related early redemption date.  No further payments will be made on the securities once they have been redeemed.

Early redemption payment:
The early redemption payment will be an amount equal to (i) the stated principal amount for each security you hold plus (ii) the contingent quarterly coupon with respect to the related observation date.

Contingent quarterly coupon:
A contingent quarterly coupon will be paid on the securities on each coupon payment date but only if the index closing value of the underlying index is at or above the coupon barrier level on the related observation date.  If payable, the contingent quarterly coupon will be paid at an annual rate of:
•   from and including the original issue date to but excluding March 4, 2020: 6.00% (corresponding to approximately $15.00 per quarter per security)
•   from and including March 4, 2020 to but excluding March 4, 2025: 6.50% (corresponding to approximately $16.25 per quarter per security)
•   from and including March 4, 2025 to but excluding the maturity date: 8.00% (corresponding to approximately $20.00 per quarter per security)
If, on any observation date, the index closing value is less than the coupon barrier level, we will pay no coupon for the applicable quarterly period.  It is possible that the underlying index will remain below the coupon barrier level for extended periods of time or even throughout the entire 15-year term of the securities so that you will receive few or no contingent quarterly coupons.

Coupon barrier level:	1,578.375, which is 75% of the initial index value
Payment at maturity:
•      If the final index value is greater than or equal to the downside threshold level:
the stated principal amount, and, if the final index value is also greater than or equal to the coupon barrier level, the contingent quarterly coupon with respect to the final observation date; or
•      If the final index value is less than the downside threshold level:
(i) the stated principal amount multiplied by (ii) the index performance factor.   Under these circumstances, the payment at maturity will be less than 50% of the stated principal amount of the securities and could be zero.

Downside threshold level:	1,052.25, which is 50% of the initial index value
	Terms continued on the following page
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$938.10 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(3)
Per security	$1,000	$30(1)	$965
		$5(2)
Total	$7,436,000	$260,260	$7,175,740
(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $30 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $5 for each security.
(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.
“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Morgan Stanley.  The Trigger PLUS are not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the Trigger PLUS.
The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

 Preliminary Terms No. 153 dated February 12, 2015
Product Supplement for Auto-Callable Securities dated November 19, 2014        Index Supplement dated November 19, 2014
Prospectus dated November 19, 2014

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Contingent Income Auto-Callable Step-Up Securities Based on the Performance of the S&P 500® Index due March 4, 2030, With 5-Year Initial Non-Call Period
With Coupon Payments and the Payment at Maturity Subject to the Performance of the S&P 500® Index
Principal at Risk Securities

Terms continued from previous page:
Initial index value:	2,104.50, which is the index closing value on the pricing date
Final index value:	The index closing value on the final observation date
Redemption determination dates:
Annually, on the third scheduled business day preceding each scheduled early redemption date, beginning on the third scheduled business day preceding March 4, 2020, subject to postponement for non-index business days and certain market disruption events.

Early redemption dates:
Starting on March 4, 2020, annually, on the 4th day of each March; provided that if any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day

Coupon payment dates:
Quarterly, on the 4th day of each March, June, September and December, beginning June 4, 2015, provided that if any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day; provided further that the contingent quarterly coupon, if any, with respect to the final observation date will be paid on the maturity date.

Observation dates:
The third scheduled business day preceding each scheduled coupon payment date, beginning with the June 4, 2015 coupon payment date, subject to postponement for non-index business days and certain market disruption events.  We also refer to the third scheduled business day prior to the scheduled maturity date as the final observation date.

Index performance factor:	Final index value divided by the initial index value
CUSIP / ISIN:	61761JWX3/US61761JWX35
Listing:	The securities will not be listed on any securities exchange.